Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixth Meeting of the Seventh Session of the Board

of Directors of China Life Insurance Company Limited

The sixth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on January 13, 2022 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated January 10, 2022. Out of the Company’s ten directors, nine directors attended the Meeting. Wang Bin, executive director of the Company, was not able to attend the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The following resolution was reviewed and passed at the Meeting:

1.	The Proposal regarding the election of Yuan Changqing, a non-executive director of the Company, to assume the roles and duties of the Chairman of the Board

Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

January 13, 2022